Filed by abrdn Global Income Fund, Inc. and abrdn Asia-Pacific Income Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

Subject Companies:

abrdn Global Income Fund, Inc.

File No. 811-06342

abrdn Asia-Pacific Income Fund, Inc.

File No. 811-04611

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

Investor.Relations@aberdeenplc.com

ABRDN GLOBAL INCOME FUND, INC. (FCO) ANNOUNCES RECORD DATE FOR SHAREHOLDER MEETING TO VOTE ON PROPOSED MERGER INTO ABRDN ASIA-PACIFIC INCOME FUND, INC. (FAX)

PHILADELPHIA, Dec. 12, 2025 /PRNewswire/ – abrdn Global Income Fund, Inc. (NYSE American: FCO) announces the record date for the shareholder meeting to consider the proposed reorganization into abrdn Asia-Pacific Income Fund, Inc. (NYSE American: FAX) (the “Reorganization”). FCO shareholders of record as of December 12, 2025, will be asked to vote on the Reorganization at a special shareholder meeting currently targeted for March 12, 2026.

A proxy statement/registration statement (the “Proxy Statement”) relating to the proposed Reorganization was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2025. Issuance of the Proxy Statement was delayed due to the federal government shutdown. With the resumption of operations at the SEC, the Proxy Statement will be mailed to shareholders of record after being declared effective by the SEC.

The current investment objectives and policies of FAX will remain the same under the proposed Reorganization. Individually, each Fund’s Board believes that the Reorganization is in the best interest of their Fund’s shareholders. The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes and, if approved, close in the second quarter of 2026.

Additional information regarding the Reorganization will be presented in the Proxy Statement.

Shareholders of FAX are not required to vote on the Reorganization.

The Proxy Statement has yet to be declared effective by the SEC, and it may be amended or withdrawn. The Proxy Statement will not be distributed to FCO shareholders unless and until a Registration Statement comprised of the Proxy Statement is declared effective by the SEC.

About Aberdeen Investments

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as "Aberdeen Investments" or "Aberdeen". In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Aberdeen Investments is one of the world’s largest asset management firms with extensive experience in managing closed-end funds dating back to the 1980s. As of September 30, 2025, Aberdeen Investments had approximately $515 billion in assets under management. Moreover, closed-end funds are an important element of Aberdeen Investments’ client base in the U.S. and globally, managing 15 U.S. closed-end funds and 13 non-U.S. closed-end funds, totaling $26.1 billion in assets as of September 30, 2025.

Important Information

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed combination, the Acquired Fund and the Acquiring Fund plan to file with the SEC a combined prospectus/proxy statement. When the prospectus/proxy statement becomes available, shareholders are advised to read it because it will contain important information about the proposed transaction and related matters. The prospectus/proxy statement, when available, will be available for free at the SEC’s website www.sec.gov.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

The value at which a closed-end fund stock trades on a stock exchange is a function of external market factors that are not under the control of the Fund’s Board or Investment Advisor. Closed-end Fund shares may therefore trade at a premium or a discount to net asset value at any given time. Shareholders should be aware that a fund trading at a premium to net asset value may not be sustainable, and a fund’s discount to net asset value can widen as well as narrow. Shareholders of a fund trading at a premium who participate in that fund’s dividend reinvestment plan should note the reinvestment of distributions may occur at a premium to net asset value.

Closed end funds | Aberdeen

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